ⓘnvestor

04 APR -5 AM 7:21

04024111

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

March 29, 2004

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh

Gunilla Swardh
Compliance Officer

Enclosure

dlw 4/6

investor

82-34698

Press Release

Stockholm, March 29, 2004

Conversion rights in Ericsson

With reference to the proposal that was made public on February 19, 2004 to reduce the differences in voting rights in Ericsson, and to issue conversion rights, which is expected to be taken up for the approval of an extra general meeting in Ericsson, it is hereby reported that Investor will not accept the offer from a number of major B-shareholders to sell 25 percent of its conversion rights to them.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage.